UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Subject Company)

The New Home Company Inc.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Leonard Miller

President and Chief Executive Officer

The New Home Company Inc.

6730 N Scottsdale Rd., Suite 290

Scottsdale, Arizona 85253

(602) 767-1426

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Michael A. Treska

Latham & Watkins LLP

650 Town Center Dr., 20th Floor

Costa Mesa, CA 92626

(714) 755-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is The New Home Company Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 6730 N Scottsdale Rd., Suite 290, Scottsdale, Arizona 85253. The telephone number of the Company’s principal executive office is (602) 767-1426.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of August 4, 2021, there were 18,160,613 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Newport Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned, direct subsidiary of Newport Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by certain funds managed by Apollo Management IX, L.P. (“Management IX”), to acquire any and all of the issued and outstanding Shares at a price per Share of $9.00, in cash, net to the holder thereof, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2021 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).

The Offer, once commenced, will initially remain open for a minimum of 20 business days, subject to certain possible extensions on the terms set forth in the Merger Agreement (as defined below) (as extended, the “Expiration Time”). If at the scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, then Merger Sub will extend the Offer for one or more consecutive periods of up to 5 business days to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied Offer condition is the Minimum Condition (as defined below), Merger Sub will only be required to extend the Offer on up to three occasions of 5 business days each, unless Parent and the Company otherwise agree.

Merger Sub’s obligation to purchase the Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not withdrawn immediately prior to the Expiration Time the number of Shares that, together with any Shares held by Parent, Merger Sub or any of their respective affiliates, represents at least a majority of all then outstanding Shares as of the Expiration Time (the “Minimum Condition”), (ii) the absence of any law or order (including any injunction or other judgment) which has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which prohibits consummation of the Offer or the Merger (as defined below), (iii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions; (iv) the Company’s performance or compliance in all material respects with its agreements, obligations and covenants contained in the Merger Agreement (v) the absence of any state of facts, change, condition, occurrence, effect, event, circumstance or development that has had or would reasonably be expected to have a material adverse effect on the Company, (vi) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer, certifying that certain conditions are satisfied as of immediately prior to the Effective Time, (vii) the Merger Agreement has not been terminated pursuant to its terms, (viii) the completion of the “Marketing Period” (as defined in the Merger Agreement), and (ix) the provision of certain financial information required pursuant to Merger Sub’s debt commitments related to the Merger, as well as other customary conditions set forth in Annex A to the Merger Agreement. On August 3, 2021, the Consent Solicitation Triggering Event (as defined in the Offer to Purchase) occurred and the Marketing Period automatically ended on the same date pursuant to the terms of the Merger Agreement, and therefore the condition to the Offer related to the Marketing Period has been satisfied. See Section 12 – “Sources and Amount of Funds.” The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on August 10, 2021. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement (excluding the financing for the Offer and the Merger) the “Transactions”), with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no Company stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place no later than the date of, and immediately following, the payment for the Shares in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1) the Company (or any wholly owned subsidiary of the Company) as treasury stock, Parent, Merger Sub or any of their respective affiliates, which Shares shall be automatically cancelled and shall cease to exist (the “Cancelled Shares”), or (2) stockholders who are entitled to demand and properly demand appraisal rights in accordance with, and in compliance in all respects with the DGCL in connection with the Merger (the “Dissenting Shares”)) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration” and the Merger Consideration or Offer Price to be received by holders of Shares in the Transactions, as applicable, the “Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options and Company restricted stock awards.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on August 10, 2021. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 Midnight, New York City time, on September 8, 2021 (one minute after 11:59 P.M., New York City time, on September 7, 2021), unless the offer is extended or earlier terminated.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 9 West 57th Street, 43rd Floor, New York, New York 10019.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates (including Management IX), on the other hand.

Arrangements between the Company and Parent and Merger Sub.

Merger Agreement

On July 23, 2021, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

Equity Commitment Letter

Parent has received an equity commitment letter, dated July 23, 2021 (the “Equity Commitment Letter”), from certain funds managed by Management IX and certain funds managed by Apollo NA Management III, LLC (“Apollo NA”) (the “Equity Investors”), pursuant to which the Equity Investors have committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) up to $190 million in aggregate in equity for the purpose of enabling (1) Parent to cause Merger Sub to accept for payment and pay for all Shares tendered pursuant to the Offer at the acceptance time and (2) Parent to make the payments due under the Merger Agreement in connection with the Merger at the Effective Time.

The Equity Investors’ funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by any person upon the earliest to occur of: (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the closing of the Merger, (3) the payment by the Equity Investors of their guaranteed obligation pursuant to the Limited Guarantee (defined below), and (4) the assertion, directly or indirectly, by the Company or any of its affiliates of certain claims against any Equity Investor or certain other related parties subject to certain limitations.

The Company is a third party beneficiary of the Equity Commitment Letter solely in the event that the Company is awarded, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The Limited Guarantee

On July 23, 2021, simultaneously with the execution of the Merger Agreement, the Equity Investors provided the Company with a limited guarantee (the “Limited Guarantee”), pursuant to which, among other things, each Equity Investor guarantees, severally and not jointly, the payment and performance of certain of the Parent’s obligations to the Company with respect to certain payments as described in Section 11 of the Offer to Purchase, subject to a maximum aggregate obligation of $20.0 million and the other terms and conditions of the Limited Guarantee.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Management IX entered into a confidentiality agreement dated as of March 15, 2021 (the “Confidentiality Agreement”). As a condition to being furnished with Confidential Information (as defined in the Confidentiality Agreement), Management IX agreed that such Confidential Information will be kept confidential by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of evaluating a possible transaction involving the Company. The Confidentiality Agreement contains customary standstill provisions with a term of 12 months that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a final definitive agreement with any person or group that is not an affiliate of the Company pursuant to which such person or group agrees to acquire at least a majority of the outstanding voting securities of the Company or to engage in a transaction where such person or group will beneficially own at least a majority of the outstanding voting power of the Company. The Confidentiality Agreement expires two years after the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

On July 23, 2021, in connection with the execution and delivery of the Merger Agreement, certain stockholders of the Company, including each of the executive officers and directors of the Company and certain affiliated entities, Tom Redwitz, Joseph Davis, and IHP Capital Partners VI, LLC (“IHP Capital” and, collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with Parent and Merger Sub (the “Tender and Support Agreement”). The Supporting Stockholders collectively beneficially own approximately 30% of the outstanding Shares as of August 4, 2021.

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders and not withdraw any such Shares previously tendered. Such directors, executive officers and an affiliated stockholder have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote all Shares beneficially owned by them, among other things, (a) in favor of any proposal recommended by the Board that is intended to facilitate the consummation of the Offer or the Transactions, (b) against any change in the Board, (c) against any Company Acquisition Proposal (as defined in the Merger Agreement), including any Superior Company Proposal (as defined in the Merger Agreement) (or any proposal relating to or intended to facilitate a Company Acquisition Proposal or a Superior Company Proposal) and (d) against any action, agreement or transaction that is intended or would reasonably be expected to materially impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the consummation of the Offer, the Merger or the other Transactions. The Tender and Support Agreement terminates upon certain events: (i) the valid termination of the Merger Agreement, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that is effected without such Supporting Stockholder’s prior written consent and that reduces the amount, or changes the form, or imposes conditions or requirements (which are inconsistent with the Merger Agreement), of the consideration payable to such Supporting Stockholder pursuant to the Merger Agreement as in effect on the date of the Tender and Support Agreement, (iv) solely as to IHP Capital, a Company Change of Board Recommendation (as defined in the Merger Agreement) or (v) the mutual written consent of such Supporting Stockholder and Parent and Merger Sub.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Debt Commitment Letter

In connection with its entry into the Merger Agreement, Parent entered into a debt commitment letter and certain related letters (collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the Limited Guarantee, and the Tender and Support Agreement, the “Ancillary Agreements”) with certain financial institutions and their affiliates, providing for commitments in respect of (i) a senior unsecured revolving credit facility in an aggregate committed amount of $100.0 million (the “Revolving Credit Facility”) and (ii) a senior unsecured bridge facility in an aggregate committed amount of $285.0 million (the “Bridge Facility” and, together with the Revolving Credit Facility, the “Debt Financing”).

The indenture governing the 7.25% senior notes maturing in 2025 (the “Notes”) required the Company, following the occurrence of a “Change of Control Triggering Event” (which, as defined, would include the Merger), offer to purchase the Notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of the purchase (a “Change of Control Offer”). Such requirement could be waived by holders of a majority in principal amount of the Notes and, if such waiver were not obtained, the Bridge Facility (or any replacement or take-out financing issued in lieu thereof) would have been used to satisfy any Notes tendered pursuant to the Change of Control Offer. On July 26, 2021, Merger Sub commenced a consent solicitation seeking consents from holders of the Notes to waive the requirement to conduct a Change of Control Offer. On August 3, 2021, Merger Sub received sufficient consents from holders of the Notes to waive such requirement and on such date, the Company entered into a supplemental indenture to the Notes indenture effectuating such waiver, which will be operative upon the payment of the consent fee to each consenting holder (which will occur substantially concurrent with the closing of the Merger) (the “Consent Solicitation Triggering Event”). As there will be no Change of Control Offer, the commitments in respect of the Bridge Facility have automatically terminated in accordance with the terms of the Debt Commitment Letters. Subject to the satisfaction or waiver of the other conditions precedent set forth in the Merger Agreement described herein, the effectiveness of the Revolving Credit Facility (the only other facility contemplated by the Debt Commitment Letters) is neither a condition precedent to the consummation of the Merger nor a condition precedent to the obligations of the Equity Investors’ funding obligations under the Equity Commitment Letter.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the Transactions and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

These interests are described in more detail below and, with respect to the Company’s named executive officers, are also quantified under the subsection entitled “Golden Parachute Compensation” under the section “Quantification of Potential Payments to the Company’s Named Executive Officers” of this Item 3 of this Schedule 14D-9. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events occur.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options, and Company restricted stock unit awards.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares pursuant to the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company stock option that is outstanding and unexercised, whether vested or unvested, shall be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash

(without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company stock option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company stock option, which shall be paid as promptly as practicable after the Effective Time; provided, however, that any Company stock option with respect to which the applicable per share exercise price is greater than the Merger Consideration shall be cancelled without consideration therefor. All amounts payable upon cancellation of the stock options shall be subject to deduction for any required tax withholding.

Restricted Stock Units. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company restricted stock unit (“RSU”) award that is outstanding, whether vested or unvested, shall be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such RSU award immediately prior to the Effective Time, by (y) the Merger Consideration, which shall be paid (a) with respect to any non-employee directors of the Company, as promptly as practicable after the Effective Time, and (b) with respect to any other individual, as promptly as practicable after the earlier of the nine-month anniversary of the Effective Time and the date on which the RSU award (or portion thereof) was scheduled to vest in accordance with its terms as in effect as of immediately prior the Effective Time, in each case, subject to the holder’s continued employment with the Surviving Corporation through such date (subject to earlier payment upon certain qualifying terminations of employment, including a termination without “cause”, for “good reason” or due to the executive’s death or disability). All amounts payable upon cancellation of the RSUs shall be subject to deduction for any required tax withholding.

The following table sets forth for each required individual, our current and former executive officers and non-employee directors, the aggregate number of Shares owned or subject to outstanding (i) vested and unvested Company stock options with an exercise price per share that does not exceed the Merger Consideration and (ii) Company restricted stock unit awards, in each case as of July 31, 2021.

Name	Vested Stock Options (#)	Value of Vested Stock Options ($)(1)	Unvested Stock Options (#)	Value of Unvested Stock Options ($)(1)	Restricted Stock Units (#)	Value of Restricted Stock Units ($)(1)	Shares of Common Stock (#)	Value of Common Stock ($)(1)
Current or Former Non-Employee Directors
Sam Bakhshandehpour	0	0	0	0	9,917	89,253	58,385	525,465
Michael Berchtold	0	0	0	0	9,917	89,253	81,085	729,765
Paul C. Heeschen	0	0	0	0	9,917	89,253	115,585	1,040,265
Gregory P. Lindstrom	0	0	0	0	9,917	89,253	61,085	549,765
Cathey S. Lowe	0	0	0	0	9,917	89,253	57,085	513,765
Douglas C. Neff	0	0	0	0	9,917	89,253	16,759	150,831
Wayne Stelmar	0	0	0	0	9,917	89,253	845,227	7,607,043
Current or Former Executive Officers
Leonard Miller	69,168	231,776	63,350	220,596	216,267	1,946,403	49,561	446,049
John M. Stephens	55,463	185,889	50,935	177,405	177,431	1,596,879	87,661	788,949
H. Lawrence Webb	73,712	246,498	65,623	227,961	109,302	983,718	846,254	7,616,286

(1)	Dollar values are calculated based on the Consideration of $9.00 per Share.

Director and Executive Officer Compensation Arrangements

Employment Agreements

The Company has entered into employment agreements with each of Messrs. Webb, Miller and Stephens, each of which was amended and restated effective as of August 30, 2019 (the “Amended Employment

Agreements”). The Amended Employment Agreements provide for severance in the event of a termination without “cause” or for “good reason”, each as defined in the Amended Employment Agreements, including on or within 24 months following a change in control (such termination a “CIC Termination”), such that the executive is entitled to one times (or, for a CIC Termination, two times), the sum of (i) his annual base salary plus (ii) the greater of his target cash bonus or an average of the last three years cash bonuses paid, paid in a single lump sum payment. In the event of a termination without cause or for good reason, including a CIC Termination, or due to death or “disability”, as defined in the Amended Employment Agreements, the executive and his dependents are entitled to Company-subsidized healthcare continuation coverage for up to 12 months after the termination date (or, with respect to Mr. Webb’s medical coverage, until the date on which he becomes entitled to Medicare coverage, if earlier). Receipt of the foregoing severance benefits or payments is subject to the delivery and non-revocation of a general release of claims in favor of the Company. Further, the Amended Employment Agreements provide that if a change in control of the Company occurs, the term automatically will be extended to, in the case of Messrs. Miller and Stephens, the second anniversary of the change in control, or in the case of Mr. Webb, the first anniversary of the change in control.

2021 Executive Bonus Program

Pursuant to the Company’s Executive Compensation Incentive Plan, the Company’s 2021 Executive Bonus Program provides target bonus opportunities for Messrs. Webb, Miller and Stephens based on the achievement of stated Company and individual performance goals. Pursuant to the Merger Agreement, in the event that the closing of the Merger occurs prior to the payment of bonuses under the 2021 Executive Bonus Program, the executives will be entitled to bonuses determined based on actual achievement of such performance goals through December 31, 2021 and subject to such executive’s continued employment through December 31, 2021. However, if the executive’s employment is terminated without “cause” or for “good reason” prior to or on December 31, 2021, then subject to the executive’s execution and non-revocation of a release of claims, he will remain entitled to receive such bonus under the 2021 Executive Bonus Program, to the extent earned based on actual achievement of such performance goals through December 31, 2021. All amounts payable with respect to such bonuses shall be subject to deduction for any required tax withholding.

Name	Target Bonus	Maximum Bonus
Leonard Miller	$1,050,000	$2,100,000
John M. Stephens	$600,000	$1,200,000
H. Lawrence Webb	$550,000	$1,100,000

Company Performance Awards

Pursuant to the Company’s 2016 Incentive Award Plan, the Company granted cash-based performance awards (“Company Performance Awards”) to Messrs. Webb, Miller and Stephens on February 8, 2021 and amended each Company Performance award on March 8, 2021. Pursuant to the Merger Agreement, the executives will be paid the target value of the Company Performance Awards as promptly as practicable after the earlier of (i) the nine-month anniversary of the Effective Time and (ii) the date on which such Company Performance Award (or the applicable portion thereof) was scheduled to vest in accordance with its terms as in effect as of immediately prior to the Effective Time (such earlier date, the “Performance Award Vesting Date”), subject to such executive’s continued employment through the applicable Performance Award Vesting Date. Notwithstanding the foregoing, if the executive’s employment terminates prior to the applicable Performance Award Vesting Date due to a “qualifying termination” (as defined in the applicable award agreement evidencing such Company Performance Award), then subject to such executive’s execution and non-revocation of a release of claims, the executive shall remain entitled to receive the target value of the Company Performance Award.

Name	Target Value of Award
Leonard Miller	$437,500
John M. Stephens	$264,000
H. Lawrence Webb	$300,000

Continuing Employee Benefits

The Merger Agreement requires Parent to provide or cause to be provided certain compensation and benefits for a period of 12 months following the Effective Time for continuing Company employees, and to take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers. For a detailed description of these requirements, please refer to the summary contained in Section 11 of the Offer to Purchase, under the heading “The Merger Agreement—Employee Benefits Matters.”

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. The compensation arrangements of the Company’s named executive officers that are described above are incorporated herein by reference.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating the amounts below, the Company has assumed:

•	July 31, 2021 as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9);

•	the employment of each named executive is terminated by the Company without “cause” or by the named executive officer for “good reason,” in either case, immediately following the Effective Time; and

•	the value of accelerated vesting of any Company equity award is calculated based on a price per Share equal to the Consideration of $9.00.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Leonard Miller	3,500,000	2,166,999	25,623	437,500	6,130,122
John M. Stephens	2,400,000	1,774,284	25,409	264,000	4,463,693
H. Lawrence Webb	2,000,000	1,211,679	21,670	300,000	3,533,349

(1)

Amounts in this column reflect cash severance that each named executive officer would be eligible to receive under his Amended Employment Agreement in the event of a termination without “cause” or for “good reason”, each as defined in the Amended Employment Agreements, on or within 24 months following a change in control, specifically: two times the sum of (i) the named executive officer’s annual base salary plus (ii) the greater of his target cash bonus or an average of the last three years cash bonuses paid, paid in a single lump sum payment. Receipt of the foregoing severance payments is subject to the delivery and non-revocation of a general release of claims in favor of the Company.

The following table quantifies each separate form of compensation included in the aggregate total reported in this column. The amounts listed in the columns entitled “Base Salary Severance” and “Bonus Severance” are considered to be payable pursuant to “double-trigger” arrangements.

Name	Base Salary Severance ($)	Bonus Severance ($)
Leonard Miller	1,400,000	2,100,000
John M. Stephens	1,200,000	1,200,000
H. Lawrence Webb	900,000	1,100,000

(2)

Amounts in this column reflect the value of the unvested in-the-money Company stock options and restricted stock units held by the named executive officer that would be paid in connection with the closing of the Transactions.

Pursuant to the Merger Agreement, (i) each Company stock option that is outstanding and unexercised, whether vested or unvested, shall be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount of cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company stock option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company stock option, which shall be paid as promptly as practicable after the Effective Time, and (ii) each Company RSU award that is outstanding, whether vested or unvested, shall be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount of cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such RSU immediately prior to the Effective Time, by (y) the Merger Consideration, which shall be paid, (a) with respect to any non-employee directors of the Company, as promptly as practicable after the Effective Time, and (b) with respect to any other individual, as promptly as practicable after the earlier of the nine-month anniversary of the Effective Time and the date on which the RSU award (or portion thereof) was scheduled to vest in accordance with its terms as in effect as of immediately prior the Effective Time, in each case, subject to the holder’s continued employment with the Surviving Corporation through such date (subject to earlier payment upon certain a termination of employment without cause, for good reason or due to death or disability). All amounts payable upon cancellation of these equity awards shall be subject to deduction for any required tax withholding.

The following table quantifies the number of Shares subject to unvested Company stock options with an exercise price per share that does not exceed the Merger Consideration and unvested RSUs held by named executive officers, and quantifies the value of such awards based on a price per Share equal to the Merger Consideration. Depending on when the Effective Time occurs, certain Company equity awards shown in the table may vest in accordance with their terms prior to the Effective Time. Option amounts listed in the below table are considered to be payable pursuant to “single trigger” arrangements and RSU amounts listed in the table below are considered to be payable pursuant to “double trigger” arrangements pursuant to the Merger Agreement.

Name	Accelerated Stock Options (#)	Value of Accelerated Stock Options ($)	Accelerated Restricted Stock Units (#)	Value of Accelerated Restricted Stock Units ($)
Leonard Miller	63,350	220,596	216,267	1,946,403
John M. Stephens	50,935	177,405	177,431	1,596,879
H. Lawrence Webb	65,623	227,961	109,302	983,718

(3)

Under each Amended Employment Agreement, in the event of a termination without cause or for good reason, including a CIC Termination, or due to death or “disability”, as defined in the Amended Employment Agreements, the executive and his dependents are entitled to Company-subsidized healthcare continuation coverage for up to 12 months after the termination date (or, with respect to Mr. Webb’s medical coverage, until the date on which he becomes entitled to Medicare coverage, if earlier). Receipt of the foregoing severance benefits is subject to the delivery and non-revocation of a general release of claims in favor of the Company.

The payments described in this column include the estimated cost of continued health coverage for each named executive officer.

(4)	Amounts in this column reflect the value of the unvested Company Performance Awards held by the named executive officer that would be paid in connection with the closing of the Transactions.

Pursuant to the Merger Agreement, the named executive officers will be paid the target value of the Company Performance Awards as promptly as practicable after the earlier of (i) the nine-month anniversary of the Effective Time and (ii) the date on which such Company Performance Award (or the applicable portion thereof) was scheduled to vest in accordance with its terms as in effect as of immediately prior to the Effective Time, subject to such executive’s continued employment through the applicable vesting date. If the named executive officer’s employment terminates prior to the applicable vesting date due to a “qualifying termination” (as defined in the applicable award agreement evidencing such Company Performance Award), then he shall receive the target value of the Company Performance Award subject to the timely execution and non-revocation of a general release of claims.

Amounts in this column are considered to be payable pursuant to “single trigger” arrangements pursuant to the Merger Agreement because any payment that arises will occur prior to the original vesting date of the Company Performance Award.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed that the Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretative guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder, of the Company’s equity securities pursuant to the Merger Agreement and the Merger will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL (regarding unlawful dividends and stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Company’s amended and restated bylaws provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (2) the Company is required to pay or reimburse the reasonable expenses incurred in defending any proceeding in advance of its final disposition under certain circumstances; and (3) the rights conferred in the Company’s bylaws are not exclusive.

The Company has entered into indemnification agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.

The Company has also obtained customary directors’ and officers’ liability insurance.

The Merger Agreement provides that for a period of six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company or each Company subsidiary (collectively, the “Covered Persons”) under and to the same extent such persons are indemnified as of July 23, 2021 by the Company or such Company subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company charter, the Company bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company subsidiary, and (ii) any indemnification agreements, if any, in existence on July 23, 2021 with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company subsidiary occurring at or prior to the Effective Time. Parent will cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding or investigation with respect to the matters subject to indemnification pursuant to the Merger Agreement in accordance with the procedures (if any) set forth in the Company’s charter, the Company bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and any Existing Indemnification Agreements, as applicable; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under the Merger Agreement or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of the Merger Agreement will continue in effect until the final disposition of such Proceeding or investigation.

In addition, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements will be assumed by the Surviving Corporation, without any further action, and will continue in full force and effect in accordance with their terms.

Further, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company subsidiaries, as of July 23, 2021 and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company subsidiaries; provided that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to July 23, 2021, but in such case will purchase as favorable of coverage as is available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on July 22, 2021, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

A copy of a press release issued by the Company and certain funds managed by Management IX (the “Apollo Funds”), dated July 23, 2021, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Board and members of Company senior management periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans, with the goal of enhancing value for its stockholders. Members of senior management of the Company and the Board also regularly assess strategic alternatives, including comparing those alternatives against the risks it views as being associated with pursuing its strategic plan, including, among others, (i) potential future competition, including from larger companies that might have competitive advantages from their broader commercial scope and economies of scale, (ii) the risks inherent in the homebuilding sector, (iii) the challenges and risks associated with growing organically or through strategic acquisitions, and (iv) the fact that the homebuilding business is cyclical and significantly affected by changes in general and local economic conditions. From time to time, the Company has also engaged in discussions with third parties regarding potential strategic transactions and joint venture arrangements.

In February 2020, representatives of Management IX contacted Citigroup Global Markets Inc. (“Citi”), who had provided the Company with certain financial advisory services in the past, to request an introductory meeting with members of management of the Company. On September 1, 2020, after delays caused by the COVID-19 pandemic, representatives of Management IX and members of Company management attended a video conference call to discuss the Company’s recent performance at which members of management of the Company also reviewed its investor presentation.

On September 22, 2020, representatives of Management IX submitted an unsolicited non-binding indication of interest on behalf of the Apollo Funds to acquire all of the Company’s outstanding stock for a price per Share of between $6.00 and $6.75, in cash (the “September 2020 Proposal”). The September 2020 Proposal was based on Management IX’s review of the Company’s publicly available information, and was subject to, among other things, completion of due diligence and the negotiation and execution of mutually acceptable definitive agreements. As of such date, the Company’s closing stock price was $4.53 per Share.

On September 28, 2020, the Board held a virtual meeting, with members of management and a representative of Latham & Watkins LLP (“Latham & Watkins”), its legal counsel, and Citi participating, to discuss the September 2020 Proposal. During the meeting, the Board reviewed with management and its advisors its current strategic initiatives, including the contemplated debt financing and joint venture restructuring. Following these discussions, the Board instructed representatives of Citi to inform Management IX that the offer price reflected in the September 2020 Proposal was an insufficient basis for pursuing a strategic transaction at that time in light of the Company’s current focus on other strategic initiatives.

Shortly thereafter, at the instruction of the Board, representatives of Citi communicated to representatives of Management IX that the offer price reflected in the September 2020 Proposal was insufficient and that the Company remained focused on its current strategic initiatives.

On October 28, 2020, the Company completed the sale of $250.0 million in aggregate principal amount of 7.25% Senior Notes due 2025 (the “Senior Notes”), the proceeds of which were used to refinance its existing senior notes. On February 24, 2021, the Company completed a sale of an additional $35.0 million in aggregate principal amount of the Senior Notes at an offering price of 103.25%. In addition, during the fourth quarter of 2020, TNHC Russell Ranch LLC, one of the Company’s land development joint ventures in Folsom, California, sold its remaining developable lots to a third-party buyer.

From October 2020 and through March 2021, representatives of Management IX contacted representatives of Citi and Company management several times to express continued interest in a potential acquisition of the Company, but Management IX did not submit a revised indication of interest during that time.

On March 15, 2021, in response to requests of representatives of Management IX that the Company provide additional due diligence in order to facilitate the preparation by Management IX of a revised proposal, the Company and Management IX entered into a customary confidentiality and standstill agreement. Following the execution of the confidentiality and standstill agreement, the Company made available certain limited nonpublic information to Management IX. During March and April of 2021, members of the Company responded to questions from representatives of Management IX regarding the Company’s recent performance, and held meetings to discuss the Company’s business plan and other due diligence matters.

On April 9, 2021, representatives of Management IX submitted a revised non-binding indication of interest on behalf of the Apollo Funds to acquire all of the Company’s outstanding stock for a price per Share of $7.50, in cash (the “April 2021 Proposal”), which was subject to, among other things, completion of due diligence and the negotiation and execution of a mutually acceptable definitive agreement. As of such date, the Company’s closing stock price was $5.99 per Share.

Following receipt of the April 2021 Proposal, at the direction of the Board, Company management requested Citi to prepare preliminary financial analyses of the Company and an overview of the Company’s strategic alternatives.

On April 27, 2021 the Board held a virtual meeting, with members of management and representatives of Latham & Watkins, and Citi participating, to discuss the April 2021 Proposal, and management’s recent discussions with representatives of Management IX. Representatives of Latham & Watkins reviewed with the Board its fiduciary duties when considering strategic alternatives, and representatives of Citi provided certain preliminary financial analyses with respect to the April 2021 Proposal. As part of its discussions, the Board discussed in detail its strategic alternatives, including with respect to its prospects as a stand-alone company, potential financing and partnership opportunities, as well as outreach to other potential third-party buyers. Representatives of Citi and management presented a list of potential third-party buyers that were considered to be most likely to be interested in exploring a strategic transaction with the Company, which included six companies in the homebuilding industry. The Board explored with management and its advisors relative advantages and disadvantages of an outreach process as well as the structure and timing of such outreach process, including the relative benefits and drawbacks of the proposed scope of the outreach. The Board also discussed the formation of a transaction committee to assist the Board in evaluating its strategic alternatives. Following discussions, the Board authorized management and representatives of Citi to inform Management IX that it would be unwilling to proceed with a potential transaction at the proposed valuation contemplated by the April 2021 Proposal, but that the Company would be willing to provide additional diligence to help Management IX improve its proposed offer price. The Board also instructed representatives of Citi to contact the six potential third-party buyers in the homebuilding industry that were identified and discussed during the meeting to determine whether they would be interested in exploring a strategic transaction with the Company. As of such date, the Company’s closing stock price was $6.36 per Share.

On May 2, 2021, the Board approved the formation of the transaction committee (the “Transaction Committee”) of the Board, which was created to identify, evaluate, negotiate and ultimately recommend to the full Board any potential strategic transaction involving a change of control of the Company. The Transaction Committee was comprised of three Board members: Messrs. Berchtold, Heeschen and Webb, with Mr. Berchtold serving as the chairperson.

On May 3, 2021, representatives of Citi contacted representatives of Management IX to inform them that the Company would be unwilling to proceed with a potential transaction at the proposed valuation contemplated by the April 2021 Proposal, but that the Company would be willing to provide additional diligence to help Management IX improve its proposed offer price.

Beginning on that same day, representatives of Citi contacted the six companies approved by the Board to assess their respective interests in exploring a potential strategic transaction with the Company. Of this group, three companies, Company A, Company B and Company C, entered into customary confidentiality and standstill agreements with the Company (which standstill provisions terminated upon the entry into the Merger Agreement). The other three companies declined to explore a potential strategic transaction with the Company.

On May 13, 2021, at the direction of the Board and management, representatives of Citi sent a bid process letter to each of Company A and Company B and, on May 19, 2021, to Company C, which, in each case requested the submission of a preliminary non-binding proposal by May 25, 2021.

During May 2021, the Company’s management and representatives of Citi facilitated due diligence for, held management presentations and in-person and virtual meetings with, and continued discussions with, Management IX, Company A, Company B and Company C. Management IX and Company B were provided with limited access to a virtual data room on May 11, 2021 and May 19, 2021, respectively, to facilitate the provision of data related to high-priority diligence requests. Company A and Company C were provided limited non-public information but did not request any diligence information that required use of a virtual data room. Citi and Company’s management also provided periodic updates to the Board and the Transaction Committee, and its members provided feedback and guidance to Company’s management.

On May 25, 2021, Company A submitted a non-binding indication of interest to acquire all of the Company’s outstanding stock for a price per Share of $7.00, in cash (the “Company A Proposal”), which was subject to, among other things, completion of due diligence and the execution of a mutually agreeable definitive agreement. Company B and Company C declined to submit a written proposal, but Company C verbally suggested a potential willingness to explore a business combination at a price per Share between $6.50 and $7.00. As of such date, the Company’s closing stock price was $6.27 per Share.

On May 26, 2021, the Transaction Committee held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the results of the strategic outreach to date.

On June 1, 2021, representatives of Management IX submitted a revised non-binding indication of interest on behalf of the Apollo Funds, increasing its proposed price per Share to $8.35, in cash (the “June 1 Proposal”). As of such date, the Company’s closing stock price was $6.52 per Share.

On June 2, 2021, the Transaction Committee held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the results of the strategic outreach, including the June 1 Proposal, Company A Proposal, and its strategic alternatives. Representatives of Citi provided updated preliminary financial analyses with respect to the Company, the proposals, and its strategic alternatives. The Transaction Committee discussed, among other topics, the stated assumptions underlying the June 1 Proposal, the limited interest from the outreach to date, potential other third-party interest, and other strategic alternatives.

On June 7, 2021, the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to further discuss the matters referenced in the June 2 meeting of the Transaction Committee. Following those discussions, following discussions with management and representatives of Citi, the Board instructed management and Citi to continue to engage with Management IX to try to improve its proposal and provide a counterproposal at $9.50 per Share, after which the Board would evaluate its strategic options. At the meeting, the Board also approved the formal engagement of Citi, based on their knowledge of the homebuilding industry, their experience in advising on transactions involving companies similar to the Company, their reputation and their familiarity with the Company and its business.

Later that day, at the direction of the Board, representatives of Citi contacted representatives of Management IX to communicate that Management IX would need to increase the proposed price from the June 1 Proposal for the Board to consider proceeding further in its negotiations with Management IX, and provided the counterproposal at an offer price of $9.50 per Share.

Following negotiations and further due diligence between the parties, on June 10, 2021, representatives of Management IX submitted a revised non-binding indication of interest on behalf of the Apollo Funds, increasing its proposed price per Share to $8.65, in cash (the “June 10 Proposal”). As of such date, the Company’s closing stock price was $5.84 per Share.

In the morning on June 11, 2021, the Transaction Committee held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the June 10 Proposal. Upon advice from management and representatives of Citi, the Transaction Committee instructed management and Citi to inform Management IX that the Transaction Committee did not believe the Board would support a potential strategic transaction with Management IX unless the offer price was at least $9.00 per Share.

Later that day, following discussions between representatives of Citi and representatives of Management IX, Management IX increased its proposed offer price to $9.00 per Share (the “June 11 Proposal”), which representatives of Management IX indicated would be its final offer, and would be prepared to finalize its due diligence and negotiate definitive documents quickly. Representatives of Management IX also indicated that, as a condition to signing a definitive agreement with respect to the June 11 Proposal, it would require signed support agreements from the Company’s directors and management, as well as IHP Capital, which beneficially owned approximately 13.6% of the Shares outstanding. As of such date, the Company’s closing stock price was $5.96 per Share.

On June 14, 2021 the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the June 11 Proposal, and management’s recent discussions with representatives of Management IX and the other potential bidders. At the meeting, representatives of Citi presented a preliminary financial analysis of the Company and the price range proposed in the June 11 Proposal. The Board then discussed with management and its advisors its strategic alternatives, including the relative advantages and disadvantages of expanding its outreach to other third parties with respect to timing and likelihood of receiving superior offers. The Board also discussed pursuing other alternatives, including with respect to potential equity investments or joint ventures, the Company’s current and historical trading prices, and the uncertainties inherent in the Company’s strategic plans as a standalone company. Following discussions, the Board instructed management and Citi to continue to work with Management IX to finalize its due diligence process and seek to negotiate final definitive documents for the Board’s evaluation. The Board also instructed management and its advisors to work to continue to explore other strategic alternatives, and to prepare financial analyses with respect to those alternatives. As of such date, the Company’s closing stock price was $5.91 per Share.

From June 14, 2021, until the signing of the Merger Agreement, Company management and its advisors continued to facilitate due diligence for Management IX and its advisors, including attending various due diligence calls, responding to follow-up requests and attending management presentations, and negotiating the terms of the transaction. During this time, Company management and its various advisors provided regular updates to the members of the Transaction Committee and the Board with respect to the material terms being negotiated, and the Transaction Committee and the Board provided its feedback and guidance with respect to those terms.

On June 16, 2021, the Transaction Committee held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the status of continued negotiations with Management IX and the Company’s strategic alternatives.

On June 17, 2021, the Company received a non-binding indication of interest from a real estate investment company (“Company D”) to (1) acquire approximately 31.5% of the Shares outstanding at a purchase price of $7.00 per Share, (2) acquire all of the Company’s model homes, and (3) commit an additional $50.0 million to potential joint venture projects with the Company (the “Company D Proposal”). On June 22, 2021, the Company and Company D entered into a customary confidentiality and standstill agreement (which standstill provisions terminated upon the entry into the Merger Agreement). Following the execution of the confidentiality and standstill agreement, on June 23, 2021, the Company made available certain limited nonpublic information to Company D.

On June 18, 2021, the Company provided representatives from Management IX with full access to the virtual data room to provide additional due diligence materials related to the Company to facilitate confirmatory due diligence.

On June 23, 2021, members of management of the Company, with Citi participating, held a management presentation for Company D to provide additional information related to the Company.

On June 24, 2021 the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the Company D Proposal, as well as to provide an update on the recent discussions and negotiations with Management IX. At the meeting, representatives of Citi presented an overview of the Company’s various strategic alternatives, including the Company D Proposal. The Board then discussed with management and its advisors its strategic alternatives, including the Company D Proposal, other potential joint venture or investment partners and the status of discussions with Management IX. The Board noted the relative implied valuations of the Company D Proposal compared to the June 11 Proposal, and the challenges and uncertainties of the Company D Proposal relative to the June 11 Proposal, including the relative terms and anticipated timing. Following discussions, the Board instructed management and Citi to continue to evaluate its strategic alternatives, including continuing to explore the Company D Proposal, but also to continue its discussions and negotiations with Management IX.

On June 25, 2021, representatives of Latham & Watkins delivered a draft of the Merger Agreement to representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), outside counsel of Parent and Merger Sub.

On July 1, 2021, representatives of Paul Weiss delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins. Thereafter, the management teams and their respective advisors continued to engage in discussion and negotiation of the draft Merger Agreement and the related documentation in parallel with Management IX’s on-going due diligence investigations, including with respect to closing conditions, termination rights, financing, fiduciary outs, damages and termination fees. Representatives of the Company also sought to facilitate the signing of the required support agreements, including addressing questions and comments from the Supporting Stockholders.

On July 2, 2021, the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to further discuss the negotiations with Management IX and Company D, and to evaluate the Company’s strategic alternatives. During this meeting, the Board discussed the benefits and risks related to the Company D Proposal, and other potential third parties with whom the Company might be able to pursue similar strategic alternatives. Following these discussions, the Board instructed management and its advisors to continue evaluating potential strategic alternatives, but also to continue its discussions and negotiations with Management IX.

Between July 9, 2021 and July 22, the Transaction Committee and the Board held several meetings to discuss the status of negotiations on the definitive agreements, review financial analyses, and finalize its review of strategic alternatives. During these meetings, the Transaction Committee and the Board provided feedback with respect to the key terms of the definitive agreements, including emphasizing the importance of minimizing conditionality, eliminating financing risk and minimizing the size of the termination fee payable by the Company.

On July 15, 2021, representatives of Paul Weiss delivered to representatives of Latham & Watkins initial drafts of the equity commitment letter and limited guarantee provided by the Apollo Funds and certain funds managed by Apollo NA, and on July 17, 2021, representatives of Paul Weiss delivered to representatives of Latham & Watkins initial drafts of the debt commitment letter issued by certain financial institutions and their affiliates for the benefit of Merger Sub.

On July 16, 2021, the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to further discuss the Company D Proposal as compared to the June 11 Proposal and its other strategic alternatives. Following further discussions regarding the details and analysis of the Company D Proposal, and a comparison of the Company D Proposal to the June 11 Proposal, the Board instructed representatives of Citi to inform Company D that the Company was not interested in pursuing the strategic transaction on the terms of the Company D Proposal at that time. Later that day, representatives of Citi informed Company D of the Board’s position.

Through July 22, 2021, the parties negotiated and finalized the open issues in the Merger Agreement, equity commitment letter, limited guarantee and debt commitment letter. As part of this resolution, among other things, the parties agreed that the termination fee payable by the Company in connection with a Superior Company Proposal or a Company Change of Board Recommendation would be $4.76 million, and that the termination fee payable by Parent in certain circumstances would be $15.0 million. The Transaction Committee and the Board also continued to evaluate its strategic alternatives with the advice of management and its advisors, including a potential transaction with Company D, although Company D did not increase its proposal prior to the signing of the Merger Agreement. During this time, the Transaction Committee and the Board held several meetings with management and its advisors to discuss the terms of the proposed transaction, the financial analyses of the current proposal by Management IX and the Company’s strategic alternatives, and the Board’s fiduciary duties. In addition, during this time, representatives of Management IX finalized the negotiations of the Tender and Support Agreement with the various third parties, including the directors, officers, and IHP Capital. As of July 22, 2021, the Company’s closing stock price was $4.86 per Share.

On July 22, 2021, the Transaction Committee and the Board held a joint virtual meeting, with members of management and representatives of Citi and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent and Merger Sub and the transactions contemplated thereby. Also at this meeting:

•	representatives of Latham & Watkins reviewed with the Board its fiduciary duties under Delaware law in evaluating the proposed transaction;

•

management and representatives of Latham & Watkins reviewed with the Board the outcome of the negotiations related to the Merger Agreement and the Ancillary Agreements and provided a summary of the proposed terms thereof; and

•

representatives of Citi reviewed with the Board its financial analysis of the offer price of $9.00 per Share, in cash, and rendered to the Board Citi’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated July 23, 2021, to the effect that, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the Consideration to be received in the Transactions by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For more information, see the section entitled “Opinion of the Company’s Financial Advisor.”

The Transaction Committee and the Board considered various reasons to approve the Merger Agreement, the Offer and the transactions contemplated thereby, including certain countervailing factors. For a detailed description of the various reasons considered by the Board, please see below under the heading “—Reasons for the Recommendation of the Board.” After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, and upon the recommendation of management and the Transaction Committee, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

In the early morning on July 23, 2021, the Merger Agreement, the Tender and Support Agreement and the other Ancillary Agreements were executed. Prior to the opening of U.S. stock markets on July 23, 2021, the Company and the Apollo Funds issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

At a meeting on July 22, 2021, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger and Offer, the Board consulted with its legal and financial advisors and with the Company management, and in reaching its determinations and recommendations to the Company stockholders, the Board considered a number of factors, including but not limited to the following factors (which are not necessarily in order of importance):

•	Economic and Strategic Considerations. The Board’s belief that the Merger is attractive to the Company stockholders, based on a number of valuation-related factors, including:

•

the Company’s stockholders will be entitled to receive the Consideration of $9.00 per Share upon consummation of the Offer and the Merger, providing liquidity and certainty of value as compared to the risks associated with remaining independent as a standalone small cap company and pursuing the Company’s strategic plan, including (i) the risks inherent in the homebuilding sector for the Company, (ii) the fact that the Company’s business is cyclical and significantly affected by changes in general and local economic conditions, and (v) the various additional risk factors pertaining to the Company that are listed in Item 1A of Part I of its most recent Annual Report filed on Form 10-K and, consequently, the belief of the Board that the Offer Price would provide more value for the Company’s stockholders than executing the Company’s standalone strategic business plan;

•	the Offer Price of $9.00 per share represents a premium of approximately 85% over the Company’s closing price on July 22, 2021, the last trading day prior to the announcement of the Merger Agreement;

•	the Offer Price of $9.00 per share represents a premium of approximately 51% over the Company’s 90-day volume-weighted average closing price ending July 22, 2021;

•

the Board’s belief, based on management’s discussions and negotiations with Parent, that $9.00 per share represented the maximum amount Parent would be willing to pay and the best price and overall deal terms that were reasonably attainable by the Company under the circumstances;

•

the other strategic alternatives reasonably available to the Company, including pursuing its standalone business plan, potentially making acquisitions of other businesses, raising incremental debt or equity to grow the Company, entering into joint ventures and/or other potential investment opportunities, potentially monetizing certain assets, and seeking proposals from other potential acquirers, and the belief of the Board that the Merger creates the most compelling available opportunity to enhance value for the Company’s stockholders given the potential risks, rewards and uncertainties associated with other alternatives, and represents the best transaction reasonably available to the Company’s stockholders;

•

that remaining an independent homebuilder presents certain risks and additional costs, including (1) the size of the Company’s market capitalization and relatively low trading liquidity, higher costs of capital (including the amount of capital to operate in the Company’s primary markets), elevated debt levels, reduced scale, and higher administrative costs relative to its competitors, (2) the potential impacts of those factors on the Company’s stock price, potential interest from institutional investors and analyst coverage, and (3) the risks inherent in executing on the Company’s business strategy, including the ability to raise additional capital, to accelerate or maintain growth rates, and attract or retain key talent;

•

the belief that all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their shares, while avoiding the risk of the uncertainty of potentially failing to execute on the Company’s long-term business strategy, and the fact that the all-cash purchase price also provides such stockholders with certainty of value;

•

the belief that the Offer Price of $9.00 represents full and fair value for the shares of common stock, taking into account the Board’s familiarity with the Company’s business strategy, assets, prospects, and projected results for the fiscal years 2021 through 2025, as more fully described in the subsection entitled “—Certain Company Projections,” and the relative certainty of the cash consideration for the Offer as compared to forecasted financial results;

•

the financial analysis reviewed and discussed with the Board by representatives of Citi, as well as the oral opinion rendered by Citi to the Board, which was subsequently confirmed by delivery of a written opinion, dated July 23, 2021, to the effect that, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the Consideration to be received in the Transactions by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of the Company’s Financial Advisor;” and

•

the unanimous recommendation of the Transaction Committee that the Board (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approve and declare advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolve that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolve, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which was based on the Transaction Committee’s independent review of the reasons described in this section.

•

Other Factors Considered by the Board. In addition to considering the economic and strategic factors described above, the Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Merger Agreement and make its recommendations to the Company stockholders:

•	that the Merger Agreement contains terms that, taken as a whole, the Board believed provided a significant degree of certainty that the Merger will be completed as quickly as possible;

•

the business reputation, management and financial resources of Parent with respect to the transaction, and the Board’s belief that these factors supported the conclusion that a transaction with Parent and Merger Sub could be completed in a relatively quickly and in an orderly manner;

•

the fact that Parent and Merger Sub represented that Parent and Merger Sub would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and neither the Offer nor the Merger is conditioned on Parent or Merger Sub obtaining any outside financing;

•

the structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger, enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Offer and the Merger), and allows the second-step Merger – in which stockholders who do not tender their shares of Company common stock into the Offer will receive the same cash price per Share as is paid pursuant to the Offer – to be consummated as soon as practicable after the Offer is consummated;

•

the fact that stockholders who control, as of August 4, 2021, approximately 30% of the voting power of the outstanding shares of the Company common stock, entered into the Tender and Support Agreement pursuant to which they agreed to tender their shares in the Offer, as more fully described under the heading “The Tender and Support Agreement”;

•	the other terms and conditions of the Merger Agreement, including:

•

the Board’s right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Company Proposal (as defined in the Merger Agreement) upon payment to Parent of a $4.76 million termination fee, and its ability to change its recommendation to its stockholders pursuant to the terms of the Merger Agreement (subject to Parent’s right to terminate and receive the $4.76 million termination fee), which the Board believed would not be preclusive of a potential third-party bidder submitting an alternative proposal;

•	the Board’s ability under certain circumstances to change its recommendation;

•

the Company’s ability under certain circumstances to respond and become fully informed with respect to unsolicited acquisition or business combination proposals from third parties and to provide such third parties with confidential information;

•	the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement by Parent and to enforce specifically the terms of the Merger Agreement pursuant to the terms thereof;

•

Parent’s and Merger Sub’s obligations to use their respective reasonable best efforts to consummate and make effective the Offer and the Merger and to cause the conditions to the Offer and the Merger to be satisfied;

•

the fact that Merger Sub is required, subject to certain conditions to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date;

•

the fact that the outside date of January 23, 2022 under the Merger Agreement allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, and may be extended under certain circumstances, but also prevents the Offer from being extended for an unreasonable amount of time;

•	the fact that the Company would be entitled, under certain circumstances, to receive a reverse termination fee of $15.0 million from Parent; and

•	the consummation of the Offer is subject to the Minimum Condition (as defined in the Merger Agreement), which cannot be waived without the prior written consent of the Company; and

•	the recommendation of the Company’s senior management in favor of the transaction;

•

the fact that the stockholders that do not tender their shares of Company common stock in the Offer and who properly exercise their appraisal rights under the DGCL will be entitled to such appraisal rights in connection with the Merger.

In the course of its deliberations, the Board weighed these advantages and opportunities against a variety of risks and other potentially negative factors, including but not limited to the following (which are not necessarily in order of importance):

•

the fact that the consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of shares of Company common stock that could occur if the Company’s plans were successfully implemented;

•

the risks and contingencies related to the announcement and pendency of the Offer and the Merger, including risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, potential limitations on the

Company’s ability to attract, hire and retain key management and personnel, potential effects on business and customer and supplier relationships, diversion of resources from other strategic opportunities, potential impact on the Company’s stock price, and the possibility that the market’s perception of the Company’s prospects could be adversely affected;

•

the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement, and if the Merger and other transactions are not consummated, the Company will generally be required to pay its own expenses associated with the Merger and the other transactions contemplated by the Merger Agreement;

•	the costs and challenges associated with the completion of the Merger, including management’s time, energy and attention and potential opportunity cost;

•	the fact that an all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Offer and Merger.

•

certain provisions of the Merger Agreement could have the effect of discouraging third party offers for the Company, including the restriction on the Company’s ability to solicit third party proposals for alternative transactions involving the Company and the applicable termination fee the Company would be required to pay Parent to terminate the Merger Agreement in order to accept a superior proposal from a third party;

•

the Merger Agreement places certain limitations on the Company’s ability to pursue specific performance to force Parent to close the transactions contemplated by the Merger Agreement prior to certain actions having occurred,

•	the Merger Agreement generally provides that Parent’s maximum liability thereunder is limited to $20.0 million; and

•

the potential for litigation challenging the Merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the Company or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.

In addition to considering the factors described above, the Board was aware of and considered its fiduciary duties in light of all the foregoing factors.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their shares of Company common stock to Merger Sub pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their shares of Company common stock to Merger Sub pursuant to the Offer. See the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

Opinion of the Company’s Financial Advisor.

The Company has engaged Citi as its financial advisor in connection with the Transactions. In connection with Citi’s engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the Consideration to be received in the Transactions by the holders of Shares pursuant to the Merger Agreement. On July 23, 2021, at a meeting of the Board held to evaluate the Transactions, Citi rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated July 23, 2021, to the Board to the effect that, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the Consideration to be received in the Transactions by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated July 23, 2021, to the Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference in its entirety. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was rendered to the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares of the Consideration to be received in the Transactions by such holders pursuant to the Merger Agreement. Citi’s opinion did not address any other terms, aspects or implications of the proposed Transactions or the Merger Agreement. Citi’s opinion did not address the underlying business decision of the Company to effect or enter into the proposed Transactions, the relative merits of the proposed Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the proposed Offer or how such stockholder should act on any matters relating to the proposed Transactions or otherwise.

In arriving at its opinion, Citi:

•	reviewed the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the businesses, operations and prospects of the Company;

•

examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company (including as to tax matters) which were provided to or discussed with Citi by the management of the Company;

•

reviewed the financial terms of the proposed Transactions as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Shares, the historical and projected financial and operating data of the Company, and the capitalization and financial condition of the Company;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the proposed Transactions;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company;

•

in connection with Citi’s engagement and at the direction of the Company, Citi was requested to approach, and Citi held discussions with, selected third parties to solicit indications of interest in the possible acquisition of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of the Company that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to the Company (including as to tax matters) that Citi was directed to utilize for purposes of its analysis, Citi was advised by the management of the Company, and assumed, with the Company’s consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with Citi.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity or business and Citi did not make any physical inspection of the properties or assets of the Company or any other entity. Citi did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi assumed, with the Company’s consent, that the proposed Transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the proposed Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the proposed Transactions or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi did not express any view or opinion as to the prices at which Shares or any other securities would trade or otherwise be transferable at any time, including following the announcement of the proposed Transactions. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the proposed Transactions or otherwise or changes in, or the impact of, tax or other laws, regulations and governmental and legislative policies on the Company or the proposed Transactions, and Citi relied, with the Company’s consent, upon the assessments of representatives of the Company as to such matters. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Citi’s opinion addresses only the fairness, from a financial point of view and as of the opinion’s date, of the Consideration (to the extent expressly specified in such opinion), without regard to individual circumstances of holders of Shares that may distinguish such holders or the securities of the Company held by such holders. Citi’s opinion did not address any other terms, aspects or implications of the proposed Transactions, including, without limitation, the form or structure of the proposed Transactions, or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the proposed Transactions or otherwise. Citi expressed no view as to, and its opinion did not address, the underlying business decision of the Company to effect or enter into the proposed Transactions, the relative merits of the proposed Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the proposed Transactions, or any class of such persons, relative to the Consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Citi arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purpose of its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical or directly comparable to the Company, and the proposed Transactions and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results of any particular analysis.

The estimates used by Citi for purposes of its analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the proposed Transactions. The type and amount of consideration payable in the proposed Transactions were determined through negotiations between the Company, on the one hand, and Apollo and its affiliates, on the other hand, and the Company’s decision to enter into the Merger Agreement was solely that of the Board. Citi’s opinion was only one of many factors considered by the Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Board or the management of the Company with respect to the proposed Transactions, the Consideration or any other aspect of the transactions contemplated by the Merger Agreement.

Financial Analyses.

The following is a summary of the material financial analyses prepared for and reviewed with the Board in connection with Citi’s opinion, dated July 23, 2021, to the Board. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Financial data utilized for the Company in the financial analyses described below, to the extent based on financial forecasts and estimates of management, were based on certain financial forecasts and other information and data relating to the Company (including as to tax matters) provided to or discussed with Citi by the management of the Company that Citi was approved by the Company to utilize for purposes of its analysis (“Company Projections”, as defined and summarized under the heading —“Certain Company Projections”). The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any potential synergies that may be achieved as a result thereof or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In addition, the approximate implied per share equity value reference ranges derived from the financial analyses described below, except for the 52-week trading range, were rounded to the nearest $0.05.

Discounted Cash Flow Analysis.

Citi conducted a discounted cash flow analysis for the Company using the Company Projections. For purposes of its analysis, Citi used estimates of the unlevered free cash flows that the Company was expected to generate during the period from July 1, 2021 through December 31, 2025 as reflected in the Company Projections and estimated tax savings from deferred tax assets during such period, as provided by management of the Company. For purposes of this analysis, stock based compensation was treated as a cash expense. Citi also calculated a range of terminal values for the Company as of December 31, 2025 by applying a range of terminal value to inventory multiples of 0.80x to 0.90x, which Citi selected based on its professional judgment and experience, and taking into account observed historical multiples for the Company, to the Company’s estimated real estate inventory as of December 31, 2025 as reflected in the Company Projections.

The unlevered free cash flows, the implied tax savings from deferred tax assets and the range of terminal values were then discounted to present values, as of June 30, 2021, using mid-period discounting convention and discount rates ranging from 11.3% to 12.9%, to derive an implied firm value reference range for the Company. The discount rate range was chosen by Citi based upon an analysis of the weighted average cost of capital of the Company, which Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment.

Citi derived implied equity value reference ranges for the Company, with and without the net present value of the Company’s estimated tax savings from deferred tax assets, by subtracting from the implied firm value reference ranges for the Company, the Company’s net debt as of June 30, 2021 (calculated as debt less cash) and the value of deferred purchase price with respect to the acquisition of the Epic Companies as of June 30, 2021 and adding to or subtracting from the implied firm value reference ranges for the Company, as applicable, the value of unconsolidated investments as of June 30, 2021 and the value of expected federal income tax refunds for net operating loss carrybacks as of June 30, 2021.

By dividing the resulting implied equity value reference ranges for the Company by the number of outstanding shares of the Company on a fully diluted basis, calculated using the treasury stock method, based on information provided by the management of the Company, Citi derived implied per share equity value reference ranges for Shares of $6.00 to $9.20 (excluding the net present value of the Company’s estimated tax savings from deferred tax assets) and $6.45 to $9.65 (including the net present value of the Company’s estimated tax savings from deferred tax assets), as compared to the Consideration of $9.00 per Share pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis.

Using publicly available information, Citi reviewed financial data relating to the selected transactions listed in the table below that Citi considered generally relevant as transactions involving target companies in the homebuilding industry (the “selected transactions”).

Although none of the target companies involved in the selected transactions is directly comparable to the Company, these transactions were selected, among other reasons and based on Citi’s experience and professional judgment, because the target companies involved in these transactions share similar business characteristics to the Company based on business sector participation, operational characteristics and financial metrics.

For each of the selected transactions, Citi calculated and compared price (calculated as the implied equity value of the applicable target company based on the consideration paid in the applicable transaction) as a multiple of the book value of the target company’s equity, as of the end of last fiscal quarter of the target company prior to the announcement of the applicable transaction. The results of this review were as follows:

Announcement Date	Acquiror	Target	Price / Book Value
November 2019	Taylor Morrison Home Corporation	William Lyon Homes	0.8x
June 2018	Taylor Morrison Home Corporation	AV Homes, Inc.	1.2x
February 2018	William Lyon Homes	RSI Communities	1.5x
October 2017	Lennar Corporation	CalAtlantic Group, Inc.	1.4x
April 2017	Century Communities, Inc.	UCP, Inc.	0.9x
February 2017	Sekisui House Ltd.	Woodside Homes	1.2x
September 2016	Lennar Corporation	WCI Communities, Inc.	1.3x
December 2015	PulteGroup, Inc.	John Wieland Homes and Neighborhoods	1.7x
June 2015	Standard Pacific Corp.	The Ryland Group, Inc.	2.1x
June 2014	William Lyon Homes	Polygon Northwest Company L.L.C.	1.7x
March 2011	TMM Holdings LP	Taylor Wimpey Plc’s North American Business	0.9x
Median			1.3x

Based on its professional judgment and experience, and taking into consideration the observed multiples for the selected transactions, Citi applied illustrative ranges of multiples of price to book value of 0.8x to 1.2x to the book value of the Company’s equity as of March 31, 2021. Based on the number of outstanding Shares on a fully diluted basis, calculated using the treasury stock method, and on information provided by the management of the Company, this analysis indicated an implied range of per share equity values of $8.25 to $12.25, as compared to the Consideration of $9.00 per Share pursuant to the Merger Agreement.

Present Value of Future Share Price Analysis

Citi performed an analysis to derive ranges of illustrative present values per Share based on theoretical future prices calculated by Citi for the Shares under the Company Projections.

Citi derived a range of theoretical future values per Share as of December 31 of each of 2021 through 2025 by applying illustrative price to book value multiples of 0.5x to 0.8x, selected by Citi based on Citi’s professional judgment and experience, and taking into consideration observed historical multiples for the Company, to estimates of the book value per share of the Company as of December 31 of each of 2021 through 2025, as reflected in the Company Projections. Citi then discounted to present value as of June 30, 2021 the theoretical future values per share it derived for the Company, using an illustrative discount rate of 17.75%, reflecting a mid-point estimate of the Company’s cost of equity, to derive a range of illustrative present values per Share.

This analysis indicated an implied range of per share equity values of $4.80 to $8.50, as compared to the Consideration of $9.00 per share pursuant to the Merger Agreement.

Citi also derived a range of theoretical future values per Share as of December 31 of each of 2021 through 2024 by applying illustrative multiples of price to next-twelve-months earnings per share (“EPS”) of 4.0x to 6.0x, selected by Citi based on Citi’s professional judgment and experience, and taking into consideration observed multiples for the Company, to estimates of the next twelve months diluted EPS of the Company for each of calendar year 2021 through 2024, as reflected in the Company Projections. Citi then discounted to present value as of June 30, 2021 the theoretical future values per share it derived for the Company, using an illustrative discount rate of 17.75%, reflecting a mid-point estimate of the Company’s cost of equity, to derive a range of illustrative present values per Share. This analysis indicated an implied range of per share equity values of $5.20 to $9.45, as compared to the Consideration of $9.00 per share pursuant to the Merger Agreement.

Selected Public Companies Analysis.

Citi reviewed certain financial and stock market information relating to the following three publicly traded companies (collectively, the “selected companies”):

•	Beazer Home USA, Inc.

•	Landsea Homes Corporation

•	Hovnanian Enterprises, Inc.

Although none of the selected companies listed above is directly comparable to the Company, the selected companies were chosen because they have operations that, for purposes of Citi’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of the Company based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis, to the extent that it is based on market data, was based on market data as of July 22, 2021.

For each of the selected companies, Citi calculated and reviewed, among other information, price as a multiple of (i) projected calendar year 2022 EPS; and (ii) book value as of March 31, 2021. The results of this review were as follows:

Selected Companies	Price / 2022E EPS	Price / Book Value
Beazer Home USA, Inc.	5.0x	0.9x
Landsea Homes Corporation	5.7x	0.7x
Hovnanian Enterprises, Inc.	N/A	N/M
Median	5.4x	0.8x

Financial data of the selected companies were based on Wall Street research analysts’ estimates and other publicly available information and calendarized when necessary.

Based on its professional judgment and experience, and taking into consideration the observed multiples for the selected companies, Citi applied illustrative ranges of multiples of (i) price to EPS of 4.7x to 6.7x to estimates of the diluted EPS of the Company for calendar year 2022, as reflected in the Company Projections, and (ii) price to book value of 0.6x to 0.8x to the book value per share of the Company as of March 31, 2021. This analysis indicated the following implied ranges of per share equity values, as compared to the Consideration of $9.00 per share pursuant to the Merger Agreement:

Price / 2022E EPS	Price / Book Value
$8.05 - $11.45	$6.20 - $8.25

Certain Additional Informational.

Citi noted that the 52-week trading range and implied premia analyses below with respect to the Company are not valuation methodologies and were presented for reference only.

52–Week Trading Range

Citi reviewed the historical intra-day share prices of Shares for the 52-week period ended July 22, 2021. Citi noted that the low and high intraday prices of Shares during this period were approximately $3.43 and $6.94 per share, as compared to the Consideration of $9.00 per share pursuant to the Merger Agreement.

Implied Premia Paid

Citi calculated, using publicly available information, the median one-day unaffected stock price premia paid for 98 selected transactions occurring since 2017 that Citi deemed appropriate in its professional judgment with North American target companies, a transaction size between $50 million to $1 billion and an all-cash consideration. The analysis indicated a relevant range of one-day unaffected stock premia of 20% to 40%. Citi then calculated, based on this range of premia, an illustrative range of prices per Share of $5.85 to $6.80, as compared to the Consideration of $9.00 per Share pursuant to the Merger Agreement.

Miscellaneous.

The Company has agreed to pay Citi for its services in connection with the proposed Transactions an aggregate fee of $5.0 million, $1.25 million of which became payable upon delivery of Citi’s opinion to the Board, and the remainder of which is payable contingent upon consummation of the proposed Transactions. In addition, the Company has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company unrelated to the proposed Transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to the date of Citi’s opinion, having acted as joint bookrunner in connection with certain offerings of debt securities of the Company and as a lender in connection with certain loans of the Company. For the services described above for the Company, Citi and its affiliates received, during the two-year period prior to the date of Citi’s opinion, aggregate fees of approximately $1 million. As the Board was also aware, Citi and its affiliates in the past have provided, and currently provide, services to Apollo Global Management Inc. (“Apollo”), an affiliate of Parent, and its affiliates and controlled portfolio companies unrelated to the proposed Transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to the date of Citi’s opinion, having acted as financial advisor to Apollo and certain of its affiliates and controlled portfolio companies in connection with certain merger and acquisition activities, as bookrunner in connection with certain initial public offerings and other equity offerings for certain affiliates and controlled portfolio companies of Apollo, as administrative agent, joint lead arranger and/or bookrunner in connection with certain acquisition financing, debt offerings and credit facility underwritings for certain affiliates and controlled portfolio companies of Apollo and as a lender in connection with certain loans of Apollo. For the services described above for Apollo and its affiliates and controlled portfolio companies, Citi and its affiliates received, during the two-year period prior to the date of Citi’s opinion, aggregate fees of approximately $19.4 million. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of the Company and Apollo and their respective affiliates and, as applicable, portfolio companies for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Apollo and their respective affiliates and, as applicable, portfolio companies.

The Company selected Citi as its financial advisor in connection with the proposed Transactions based on Citi’s reputation, experience and familiarity with the Company and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Certain Company Projections.

Although the Company has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, the Company does not, as a matter of course, publicly disclose detailed forecasts or projections as to future performance, earnings or other results for extended periods due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and Citi certain internal forward-looking unaudited financial information for the fiscal years 2021 through 2025 based upon projections developed by the Company (the “Company Projections”). The Company Projections were reviewed by the Board and were approved by the Company for use by Citi in connection with its opinion to the Board and related financial analysis described above under the sections entitled “—Opinion of the Company’s Financial Advisor.” The Company Projections were also provided to Parent and Merger Sub. A summary of the Company Projections, including the assumptions, risks and limitations related thereto, is set forth below.

The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”) (including because certain metrics are non-GAAP measures, and such projections and estimates do not include footnote disclosures as may be required by GAAP). The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transaction if the disclosure is included in a document such as this Schedule 14D-9. Except as expressly indicated herein, the Company Projections have been prepared by, and are the responsibility of the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, reviewed or performed any agreed-upon procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such projections or estimates or the achievability of the results reflected in such projections or estimates. Non-GAAP financial measures used in the Company Projections, should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Company Projections may not be comparable to similarly titled amounts used by other companies or persons. The non-GAAP financial measures set forth below should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The Company Projections should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2021, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2021.

The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the Company Projections in this Schedule 14D-9 solely because they were made available to Citi in connection with their respective financial analyses summarized above under “—Opinion of the Company’s Financial Advisor” and to the Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management (including, but not limited to, the assumption that the Company would make certain property acquisitions in connection with their respective acquisition plans, that the Company would receive certain estimated tax savings from deferred tax assets (of which approximately $0.9 million in tax savings were assumed to be realized in the six months ending December 31, 2021, approximately $2.4 million in tax savings were assumed to be realized in 2022, approximately $3.0 million in tax savings were assumed to be realized in 2023, approximately $3.1 million in tax savings were assumed to be realized in 2024 and approximately $0.9 million in tax savings were assumed to be realized in 2025) and other assumptions related to business margins, input costs, industry performance, and general business, economic, market and financial conditions and additional matters specific to the Company’s business, as applicable), in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, and the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2021 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2020, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, Citi or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Citi, intends to make publicly available any update or other revisions to these Company Projections. None of the Company nor its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company

Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning these Company Projections. The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any potential synergies that may be achieved as a result thereof or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

(in thousands, other than per share amounts and percentages)	2021		2022	2023	2024	2025
Total Revenues	$527		$654	$715	$727	$814
Gross Profit	$83		$114	$116	$119	$145
Net Income	$12		$31	$32	$35	$49
Diluted EPS	$0.65		$1.71	$1.80	$1.95	$2.74
Earnings Before Interest and Taxes (“EBIT”)	$23	(1)	$67	$72	$73	$96
Changes in Real Estate Inventories	$63	(1)	$86	$30	$81	$63
Changes in Other Working Capital	$1	(1)	$0	$(9)	$7	$10
Unlevered Free Cash Flow(2)	$(46	)(1)	$(32)	$37	$(31)	$0
Book Value / Share(3)	$11.54		$13.41	$15.18	$17.13	$20.00
Net Debt / Net Capitalization(4)	48.0%		50.7%	45.1%	46.5%	44.0%

(1)	Represents projected amounts for the six months ending December 31, 2021.
(2)	Calculated as EBIT, plus depreciation and amortization, and less (a) Changes in real estate inventories and (b) Changes in other working capital, in each case, as provided by Company management.
(3)	Calculated on a fully diluted shares basis.
(4)	Calculated as (a) total debt less cash, divided by (b) total debt less cash plus shareholder’s equity.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares for which such holder does not have discretionary authority). In addition, certain third parties, executive officers, and directors of the Company who control approximately 30% of the voting power of the outstanding shares of the Company common stock have entered into the Tender and Support Agreement pursuant to which such stockholders have agreed to tender their shares in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Citi to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, Citi provided to the Board Citi’s fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected Citi as its financial advisor because, among other things, it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Citi’s services as the Company’s financial advisor, the Company has agreed to pay Citi a transaction fee of $5.0 million, $1.25 million of which became payable upon the delivery of Citi’s fairness opinion, and the remainder of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Citi for certain of its reasonable expenses, including outside counsel fees, and to indemnify Citi and related persons against various liabilities.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” for additional information related to Citi’s retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) have neither voted in favor of the Merger nor consented thereto in writing, (iii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is August 10, 2021), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL,

including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to The New Home Company Inc., 15231 Laguna Canyon Road, Suite 250, Irvine, California 92618, Attention: Corporate Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has opted out of Section 203 and therefore the provisions of Section 203 are inapplicable to the Company. However, the Company’s charter contains provisions that are similar to Section 203. Specifically, the Company’s charter provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by the Board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder, which would include the Merger Agreement and the transactions contemplated thereby. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

In accordance with the provisions of the Company’s charter, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, Parent and Merger Sub have represented and warranted that neither them nor their respective subsidiaries nor any affiliate or associate thereof are or have been an interested stockholder at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions set forth in the Company’s charter are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of the Company’s charter and Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Offer and/r the Merger, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Offer and/or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and/or the Merger, Parent, Merger Sub and the Company, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

As of the date hereof, Parent, Merger Sub and the Company have determined that the transaction is not subject to the HSR Act premerger notification requirements and that the parties are not required to file a premerger notification and report form.

The Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) may scrutinize the legality under the antitrust laws of transactions such as the transactions contemplated by the Merger Agreement, notwithstanding the fact that the transaction is not subject to the HSR Act premerger notification requirements. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the tender offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, unwinding the transaction, or requiring disposition of those Shares, or the divestiture of substantial assets of Merger Sub, the Company, or any of their respective subsidiaries or affiliates, or seek other structural or conduct relief. At any time before or after consummation of the transaction, notwithstanding the inapplicability of the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the tender offer. There can be no assurance that a challenge to the tender offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action prevents the Offer or the Merger from being consummated, Merger Sub may not be obligated to consummate the tender offer or the merger. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

The Company, Merger Sub and Parent cannot assure you that any U.S. or non-U.S. government agencies, including state attorneys general or private parties, will not initiate actions to challenge the transaction before or after it is completed. Any such challenge to the transaction could result in a court order enjoining the Offer or the Merger. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the merger agreement, Parent and Merger Sub are required to commit to any divestitures or similar arrangements with respect to its and the Company’s assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the transaction.

Stockholder Approval of the Merger Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such consummation without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Company’s certificate of incorporation has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Company has opted out of Section 203, nor under the provisions of the Company’s charter, as the Board has approved the Merger Agreement and the Transactions for purposes of the Company’s charter and neither Parent, nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in the Company’s charter.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 13 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, including that for the three months ended March 31, 2021 and the three months ended June 30, 2021, and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”,

“continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the successful completion of our acquisition by Parent and Merger Sub, or our failure to complete such acquisition; the impact of the pendency of our acquisition by Parent and Merger Sub on our business and operations; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. The Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated August 10, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Newport Holdings, LLC, Newport Merger Sub, Inc. and Apollo Management IX, L.P. on August 10, 2021 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Text of Press Release dated July 23, 2021 issued by The New Home Company Inc. and funds managed by affiliates of Apollo Global Management, Inc. (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Current Report on Form 8-K, filed July 23, 2021).

(a)(5)(B)	Leonard Miller email to employees dated July 23, 2021 (included in The New Home Company Inc.’s Schedule 14D-9-C filed July 23, 2021).

(a)(5)(C)	FAQs distributed on July 23, 2021 (included in The New Home Company Inc.’s Schedule 14D-9-C filed July 23, 2021).

(a)(5)(D)	Text of Summary Advertisement as published in The Wall Street Journal on August 10, 2021 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(5)(E)	Opinion of Citigroup Global Markets Inc. dated July 23, 2021 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of July 23, 2021, by and among Newport Holdings, LLC, Newport Merger Sub, Inc. and The New Home Company Inc. (incorporated by reference to Exhibit 2.1 to The New Home Company Inc.’s Current Report on Form 8-K, filed July 26, 2021).

(e)(2)	Equity Commitment Letter, dated as of July 23, 2021, pursuant to which certain funds managed by Apollo Management IX, L.P. and certain funds managed by Apollo NA Management III, LLC have committed cash as capital to Newport Holdings, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Limited Guarantee, dated as of July 23, 2021, delivered by certain funds managed by Apollo Management IX, L.P. and certain funds managed by Apollo NA Management III, LLC in favor of The New Home Company Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated March 15, 2021, by and between Apollo Management IX, L.P. and The New Home Company Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Form of Tender and Support Agreement, dated July 23, 2021, by and among Parent, Merger Sub and the stockholders party thereto (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).

(e)(6)	Investor Rights Agreement among The New Home Company Inc., TNHC Partners LLC, IHP Capital Partners VI, LLC, WATT/TNHC LLC, TCN/TNHC LP and collectively H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(7)	Amendment No. 1 to Investor Rights Agreement among The New Home Company Inc., TNHC Partners LLC, IHP Capital Partners VI, LLC, WATT/TNHC, LLC, TCN/TNHC LP and collectively H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 23, 2018).

(e)(8)	Amendment No. 2 to Investor Rights Agreement among The New Home Company Inc., TNHC Partners LLC, IHP Capital Partners VI, LLC, WATT/TNHC, LLC, TCN/TNHC LP and collectively H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz (incorporated by reference to Exhibit 4.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).

(e)(9)	Registration Rights Agreement among The New Home Company Inc., TNHC Partners LLC, IHP Capital Partners VI, LLC, WATT/TNHC LLC, and TCN/TNHC LP (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(10)	The New Home Company Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(11)	The New Home Company Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(12)	Form of Indemnification Agreement between The New Home Company Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(13)	The New Home Company Inc. 2014 Long-Term Incentive Plan form Stock Option Award Agreement (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(14)	The New Home Company Inc. 2014 Long-Term Incentive Plan form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(15)	The New Home Company Inc. 2014 Long-Term Incentive Plan form of Restricted Stock Unit Award Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.11(a) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).

(e)(16)	The New Home Company Inc. 2016 Incentive Award Plan form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016).

(e)(17)	The New Home Company Inc. 2016 Incentive Award Plan form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 16, 2018).

(e)(18)	The New Home Company Inc. 2016 Incentive Award Plan form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 16, 2018).

(e)(19)	First Amendment to The New Home Company Inc. 2014 Long-Term Incentive Plan dated February 12, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

(e)(20)	The New Home Company Inc. Amended and Restated 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 23, 2018).

(e)(21)	The New Home Company Inc. 2016 Incentive Award Plan form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(e)(22)	The New Home Company Inc. 2016 Incentive Award Plan form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(e)(23)	Separation and Release Agreement, dated February 14, 2019, by and between The New Home Company Inc. and Thomas Redwitz (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(e)(24)	Consulting Agreement, dated February 14, 2019, by and between The New Home Company Inc. and Thomas Redwitz (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(e)(25)	The New Home Company Inc. Non-Employee Director Compensation Program, amended and restated on April 30, 2019 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).

(e)(26)	Amended and Restated Employment Agreement by and between The New Home Company Inc. and Leonard Miller, dated July 30, 2019 (incorporated by reference to Exhibit 10.1 for the Company’s Current Report on Form 8-K filed on July 30, 2019).

(e)(27)	Amended and Restated Employment Agreement by and between The New Home Company Inc. and H. Lawrence Webb, dated July 30, 2019 (incorporated by reference to Exhibit 10.2 for the Company’s Current Report on Form 8-K filed on July 30, 2019).

(e)(28)	Amended and Restated Employment Agreement by and between The New Home Company Inc. and John Stephens, dated July 30, 2019 (incorporated by reference to Exhibit 10.3 for the Company’s Current Report on Form 8-K filed on July 30, 2019).

(e)(29)	Definitive Proxy Statement of the Company on Schedule 14A (incorporated by reference to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 18, 2021 filed on April 5, 2021).

(e)(30)	The New Home Company Inc. Second Amended and Restated 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 18, 2021).

(e)(31)	Form of The New Home Company Inc. 2016 Incentive Award Plan Cash Performance Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2021).

(e)(32)	Form of The New Home Company Inc. 2016 Incentive Award Plan Restricted Stock Unit Grant Notice (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2021

THE NEW HOME COMPANY INC.

By:	/s/ John M. Stephens
Name:	John M. Stephens
Title:	Executive Vice President and Chief Financial Officer

ANNEX A

Opinion of Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

July 23, 2021

The Board of Directors

The New Home Company Inc.

6730 N Scottsdale Rd., Suite 290

Scottsdale, Arizona 85253

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of the common stock, par value $0.01 per share, of The New Home Company Inc. (“New Home” and, such common stock, “New Home Common Stock”), other than as specified below, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of July 23, 2021 (the “Agreement”), among New Home, Newport Holdings, LLC (“Parent”), and Newport Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of New Home Common Stock at a purchase price of $9.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into New Home (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of New Home Common Stock not previously tendered in the Tender Offer (other than Dissenting Shares and Cancelled Shares (as such terms are defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of New Home concerning the business, operations and prospects of New Home. We examined certain publicly available business and financial information relating to New Home as well as certain financial forecasts and other information and data relating to New Home (including as to tax matters) which were provided to or discussed with us by the management of New Home. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of New Home Common Stock; the historical and projected financial and operating data of New Home; and the capitalization and financial condition of New Home. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of New Home. In connection with our engagement and at the direction of New Home, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of New Home. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise

The Board of Directors

The New Home Company Inc.

July 23, 2021

reviewed by or discussed with us and upon the assurances of the management of New Home that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to New Home (including as to tax matters) that we have been directed to utilize for purposes of our analysis, we have been advised by the management of New Home, and have assumed, with your consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of New Home as to the future financial performance of New Home and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of New Home or any other entity or business and we have not made any physical inspection of the properties or assets of New Home or any other entity. We have not evaluated the solvency or fair value of New Home or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We are not expressing any view or opinion as to the prices at which New Home Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement of the Transaction. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Transaction or otherwise or changes in, or the impact of, tax or other laws, regulations and governmental and legislative policies on New Home or the Transaction, and we have relied, with your consent, upon the assessments of representatives of New Home as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of holders of New Home Common Stock that may distinguish such holders or the securities of New Home held by such holders. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of New Home to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for New Home or the effect of any other transaction in which New Home might engage or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion.

Citigroup Global Markets Inc. has acted as financial advisor to New Home in connection with the proposed Transaction and will receive a fee for such services, a portion of which is payable in connection with the delivery

The Board of Directors

The New Home Company Inc.

July 23, 2021

of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, New Home has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to New Home unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted as joint bookrunner in connection with certain offerings of debt securities of New Home and as a lender in connection with certain loans of New Home. As you are also aware, we and our affiliates in the past have provided, and currently provide, services to Apollo Global Management Inc. (“Apollo”), an affiliate of Parent, and its affiliates and controlled portfolio companies unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted as financial advisor to Apollo and certain of its affiliates and controlled portfolio companies in connection with certain M&A activities, as bookrunner in connection with certain initial public offerings and other equity offerings for certain affiliates and controlled portfolio companies of Apollo, as administrative agent, joint lead arranger and/or bookrunner in connection with certain acquisition financing, debt offerings and credit facility underwritings for certain affiliates and controlled portfolio companies of Apollo and as a lender in connection with certain loans of Apollo. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of New Home and Apollo and their respective affiliates and, as applicable, portfolio companies for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with New Home, Apollo and their respective affiliates and, as applicable, portfolio companies.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of New Home (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of New Home Common Stock in the Tender Offer or how such stockholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of New Home Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24]

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.